Exhibit 10.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 27th day of February, 2009, by and among Hi-Tech Pharmacal Co., Inc., a Delaware corporation (“Purchaser”), E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceuticals, a Virginia corporation (“Seller”) and Davis S. Caskey (“Caskey”).

RECITALS

WHEREAS, Seller has developed and marketed certain pharmaceutical products that are more particularly described and defined herein as the “Products”; and

WHEREAS, Caskey has been a key employee of Seller for over 17 years and, during such time, the relationships, industry knowledge and expertise, intellectual property, goodwill and other intangibles belonging to Caskey and which Caskey has maintained over such time (collectively the “Caskey Contributions”) has played an important role in the development and the success of the Products and the business of Seller; and

WHEREAS, subject to the terms and conditions of this Agreement, Seller and Caskey desire to sell to Purchaser, and Purchaser desires to purchase from Seller and Caskey, the Products and the Caskey Contributions, together with certain other tangible and intangible assets related to, or necessary for the continued development and marketing of, the Products.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms. As used in this Agreement, the following defined terms have the meanings described below:

(a) “Accrued Expenses” means royalty payments (Lodrane 24/24D), wholesale distribution fees (Amerisource, McKesson, Cardinal, HD Smith), term discounts, sales and use tax payables, and Seller’s accrued vacation time liability referred to in Section 7.11.

(b) “Action or Proceeding” means any action, suit, proceeding, arbitration, Order, inquiry, hearing, assessment with respect to fines or penalties, or litigation (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental or Regulatory Authority.

(c) “Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. “Control” and, with correlative meanings, the terms “controlled by” and “under common control with” means the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, resolution, regulation or otherwise.

(d) “Assumed Contracts” means the Contracts set forth on Schedule 1.1(d).

(e) “Assumed Liabilities” means (i) the Seller’s performance obligations under the Assumed Contracts and (ii) the Purchaser’s Lease Obligations.

(f) “Books and Records” means all files, documents, instruments, papers, books and records (including scientific and financial) of Seller to the extent relating to the Purchased Assets, including any pricing lists, quotations, proposals, customer lists (to the extent owned or contractually permissible to be delivered by Seller), information pertaining to sales of the Products, vendor lists, financial data, regulatory information or files, sales training materials, trademark registration certificates, trademark renewal certificates, and other documentation to the extent relating to the Products.

(g) “Business” shall mean the development, marketing and sale of the Products and all activities incidental thereto conducted by the Seller.

(h) “Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated to close.

(i) “Caskey Contributions” has the meaning set forth in Section 1.1(ff).

(j) “Closing” has the meaning set forth in Section 2.5.

(k) “Closing Date” means the date on which the Closing actually takes place.

(l) “COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B and of any similar state law.

(m) “Code” means the Internal Revenue Code of 1986, as amended.

(n) “Consent” means any approval, consent, ratification, waiver, Order or other authorization.

(o) “Contemplated Transactions” means all of the transactions contemplated by this Agreement.

(p) “Contract” means any and all legally binding commitments, including all contracts, leases, indentures, loan or financing agreements, purchase orders, licenses, or other agreements, whether written or oral, including all amendments thereto.

(q) “Cost of Goods Sold” means cost of goods sold as defined in accordance with GAAP in connection with the sale of the Active Products, including wholesale distribution fees and product royalties.

(r) “Damages” has the meaning set forth in Section 7.8(a).

(s) “DEA” means the United States Drug Enforcement Agency, and any successor agency or entity thereto that may be established hereafter, and any comparable agencies or entities of a Foreign Jurisdiction.

(t) “Employee Benefit Plan” means any of the following (whether written, unwritten or terminated): (a) any “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan, dental plan, and sick leave; (b) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, but not limited to, any excess benefit, top hat or deferred compensation plan or any nonqualified deferred compensation or retirement plan or arrangement or any qualified defined contribution or defined benefit plan; or (c) any other plan, policy, program, arrangement or agreement which provides employee benefits or benefits to any current or former employee, dependent, beneficiary, director, independent contractor or like person, including, but not limited to, any severance agreement or plan, personnel policy, vacation time, holiday pay, service award, moving expense reimbursement programs, tool allowance, safety equipment allowance, material fringe benefit plan or program, bonus or incentive plan, stock option, restricted stock, stock bonus or deferred bonus plan, salary reduction, change-of-control or employment agreement (or consulting agreement with a former employee).

(u) “Encumbrance” means any mortgage, pledge, security interest, deed of trust, lease, lien, Liability, adverse claim, levy, charge, easement, right of way, covenant, restriction, or other encumbrance, third-party right or retained right of any kind whatsoever, or any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future.

(v) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(w) “ERISA Affiliate” means each entity which is treated as a single employer with the Seller for purposes of Code §414.

(x) “Excluded Assets” has the meaning set forth in Section 2.1.

(y) “FDA” means the United States Food and Drug Administration or any comparable agency of a Foreign Jurisdiction.

(z) “Final WC Statement” means the final statement of Working Capital as determined in accordance with Section 3.2(d).

(aa) “Foreign Jurisdiction” means any Governmental or Regulatory Authority other than those in the United States.

(bb) “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(cc) “Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any country, state, county, city or other political subdivision.

(dd) “Gross Profit” means the gross profit of the Active Products determined in accordance with the following formula: Net Sales minus Cost of Goods Sold.

(ee) “Hazardous Materials” means any substance that (a) is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyl (“PCB’s”), petroleum or petroleum-derived substances or wastes, radon gas or related materials, (b) requires investigation, removal or remediation under any Environmental Laws, or is defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants,” or words of similar import, under any Environmental Laws, including petroleum products and materials, or (c) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated by any Governmental or Regulatory Authority or environmental Laws.

(ff) “Intellectual Property” means all intangible property rights worldwide, associated goodwill, and all other rights that relate to or are used in connection with the Business or the development, manufacture, sale, use, marketing and distribution of the Products, including the following:

(i) Any and all trademarks, service marks, trade dress, trade names, brand names, logos, symbols, designs, slogans and all other indicia of origin that are used by Seller, and any goodwill related thereto, excluding rights in the name “E. Claiborne Robins” and the corporate name “E. Claiborne Robins Company, Inc.” (collectively, the “Seller’s Trademarks”). Seller’s Trademarks include any associated registrations or pending applications to register same with the U.S Patent and Trademark Office or other trademark registry abroad;

(ii) Any and all issued or pending Product new drug applications (NDAs) and abbreviated new drug applications (ANDAs);

(iii) Any and all know-how or trade secrets known to Seller or Caskey relating to the Products and used by Seller or Caskey in connection with the Business, including the Caskey Contributions, any inventions, methods, processes, practices, procedures, formulae, and improvements thereto (whether patentable or unpatentable and whether or not reduced to practice); Product specifications; manufacturing, physical chemistry, and formulation know-how; research and development; analytical testing methods and validations; analytical; preclinical, clinical, stability and other data, methodologies, and results; technical and industry knowledge; expertise; and skills;

(iv) Any and all know-how or trade secrets known to Seller or Caskey relating to the Business and used by Seller or Caskey in connection with the Business, including market studies, customer lists, supplier lists, pricing and cost information, marketing and sales data and research, and Product plans;

(v) Any and all special industry knowledge and expertise, relationships, intellectual property, goodwill and other intangibles belonging to Caskey (“Caskey Contributions”);

(vi) Any and all copyrights and related applications, registrations, or renewals relating to the Business or Products and used by Seller in connection with the Business, including copyrights in any of the following: marketing and promotional materials associated with the Products; documentation; proposals; research, tools; software; manuals; training materials; data; data compilations; and databases;

(vii) Any web sites, web pages, web site content, web site addresses, domain names owned by Seller, including the domain name ecrpharma.com and the associated website;

(viii) All other proprietary rights reasonably necessary to conduct the Business, including moral rights and any other intangible assets of any nature, whether in use, under development or design, or inactive and all goodwill associated therewith in any form throughout the world, including any registration or applications relating to the foregoing and any extensions, modifications, renewal, reissuance, continuation or continuation-in-part, reexamination, improvement and any licenses or sublicenses pursuant to which any of the foregoing rights are granted or pursuant to which any of the foregoing rights are transferred, in each case used by Seller or Caskey in connection with the Business; and

(ix) The right to sue for any infringements or misappropriation of the Intellectual Property, including the right to sue for past infringements.

(gg) “Inventory” means (i) all saleable Product inventory including trade and samples of the Products (A) with an expiration date of twelve (12) months or more after the Closing Date for trade and with an expiration date of six (6) months or more after the Closing Date for samples, and (B) not exceeding quantities of each Product for trade constituting a twelve (12) month supply based upon Seller’s average monthly sales of such Products for the last three calendar years, whether in the possession of Seller, a contract manufacturer or some other third party on behalf of Seller as of the Closing Date, and (ii) Product raw materials and Product work in progress, whether in the possession of Seller, a contract manufacturer or some other third party on behalf of Seller. Any Product inventory that (i) is unexpired but falls outside the specified period or (ii) exceeds the specified level (“Unqualified Inventory”) will be transferred to Purchaser and Purchaser shall have the right to sell, distribute or destroy such Unqualified Inventory. However, if any of such Unqualified Inventory is sold by Purchaser and then returned, such returns shall not be included in calculating the amount of returns for which Seller is responsible under the terms of this Agreement.

(hh) “Knowledge” means, with respect to a natural person, what such person actually knows and what such person should know if such person has reasonably performed the duties required of his or her position, and means, with respect to an entity, the Knowledge of such entity’s executive officers and directors, and, in addition, in the case of Seller, Don M. Knerr.

(ii) “Law” means any national, supranational, federal, state or local law, statute or ordinance, or any rule, regulation, or published guidelines promulgated by any Governmental or Regulatory Authority, including all regulations and guidances of the FDA (including its current good manufacturing practices, or CGMP) or the DEA.

(jj) “Liability” means any obligations, debts or liability (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, matured or unmatured, determinable or undeterminable, and due or to become due), including any of the foregoing arising under any Contract, Law or Order or in or as a result of any Action or Proceeding, and any liability for Taxes (whether arising under Treasury Regulation §1.1502-6 or otherwise).

(kk) “Net Sales” means the gross revenue determined in accordance with GAAP for the Active Products sold after the Closing Date (including any licensing or similar revenue), less (i) any term discounts or credits and (ii) accrued returns, accrued rebates (including Medicare rebates) and accrued chargebacks which are not reimbursed by Seller as provided in Section 6.1 of this Agreement. Only with respect to a product that is sold, marketed or distributed by Purchaser following the Closing Date using the same active ingredients, dosage form and release rate as an Inactive Product, Net Sales shall be reduced by any expenses of Purchaser associated with reviving such Product, such as Product development or ongoing stability testing.

(ll) “Non-Competition and Employment Agreements” has the meaning set forth in Section 8.4.

(mm) “Notes” has the meaning set forth in Section 3.1(b).

(nn) “Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

(oo) “Party” means each of Purchaser, Seller and Caskey and “Parties” mean Purchaser, Seller and Caskey collectively.

(pp) “Permits” has the meaning set forth in Section 4.21.

(qq) “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, proprietorship, other business organization, trust, union, association, or other entity, or any Governmental or Regulatory Authority.

(rr) “Products” shall mean all compounds previously, currently or subsequently marketed under the following brands:

(i) Dexpak 6 Day;

(ii) Dexpak 10 Day;

(iii) Dexpak 13 Day;

(iv) Lodrane 12D;

(v) Lodrane 24;

(vi) Lodrane 24D;

(vii) Lodrane D Suspension;

(viii) Bupap;

(ix) Anaplex;

(x) Pneumotussin;

(xi) Panalgesic; and

(xii) Nasatab.

“Inactive Products” means the Products Lodrane D Suspension, Anaplex, Pneumotussin, Panalgesic and Nasatab, which are currently not in Inventory and currently not marketed. “Active Products” means (i) the Products Dexpak 6 Day, Dexpak 10 Day, Dexpak 13 Day, Lodrane 12D, Lodrane 24, Lodrane 24D and Bupap, (ii) any product that is sold, marketed or distributed by Purchaser following the Closing Date using a trade or brand name listed in clause (i), (iii) any product that is sold, marketed or distributed by Purchaser following the Closing Date using the existing formulation of a Product listed in clause (i) or a formulation having the same active ingredients, dosage form and release rate as a Product listed in clause (i) and (iv) any product that is sold, marketed or distributed by Purchaser following the Closing Date using the same active ingredients, dosage form and release rate as an Inactive Product.

(ss) “Purchase Price” has the meaning set forth in Section 3.1.

(tt) “Purchased Assets” means all right, title and interest in and to the Caskey Contributions and all of the assets of Seller related to the Business, including (i) the Products, (ii) Inventory, (iii) Unqualified Inventory, (iv) Product packaging supplies, (v) Intellectual Property, (vi) machinery, equipment, office furniture, fixtures and leasehold improvements, (vii) accounts receivable and prepaid expenses, (viii) rights under the Assumed Contracts, (ix) Permits, to the extent transferable, (x) claims against third parties relating to the Business, whether known or unknown, contingent or non-contingent, (xi) motor vehicles and (xii) the Business as a going concern and the goodwill associated therewith, but not the Excluded Assets.

(uu) “Purchaser’s Lease Obligations” means Purchaser’s obligations with respect to Seller’s existing real property lease as described in Section 2.3.

(vv) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, leeching, migration, transporting, placing and the like, including, the moving of any materials through, into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

(ww) “Tax” means all of the following taxes: (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment imposed by an governmental, regulatory or administrative entity or agency responsible for the imposition of any such tax; (ii) any Liability for the payment of any amounts of the type described in (i) above as a result of being a member of any affiliated, consolidated, combined, unitary or other group for any taxable period; and (iii) any Liability for the payment of any amounts of the type described in (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person.

(xx) “Transaction Documents” means this Agreement, the Non-Competition and Employment Agreements, the Bill of Sale, the Trademark Assignment, the bill of sale for the Caskey Contributions, the Assignment and Assumption Agreement and all other certificates, agreements, instruments or other documents executed in connection herewith.

(yy) “Working Capital” means (i) the aggregate amount of the purchased accounts receivable, prepaid expenses and Inventory, minus (ii) Accrued Expenses and the aggregate value of any pre-closing accounts payable Purchaser is required to pay notwithstanding Section 2.4(b), in each case calculated as of the close of business on the Closing Date in accordance with GAAP.

Section 1.2 Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, when used in this Agreement: (a) words of any gender include each other gender; (b) the terms “hereof,” “herein,” “hereto,” “hereby” and derivative or similar words refer to this entire Agreement; (c) the terms “including,” “include” or “includes” shall be deemed to be followed by “without limitation”; (d) references to currency means U.S. Dollars; (e) words (including defined terms) using the singular or plural number also include the plural or singular number, respectively and (f) the word “or” shall be construed to mean “and/or” unless the context clearly prohibits that construction. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. This Agreement shall be deemed to be drafted jointly by all the Parties and shall not be specifically construed against any Party hereto based on any claim that such Party or its counsel drafted this Agreement.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS

Section 2.1 Purchase and Sale of Purchased Assets.

(a) Subject to the terms and conditions of this Agreement, as of the Closing Date, Seller and Caskey shall grant, sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller and Caskey, all of its and his respective right, title and interest in and to all of the Purchased Assets, wherever situated, free and clear of all Encumbrances.

(b) The Purchased Assets do not include the following (collectively, the “Excluded Assets”): (A) the corporate seal, charter documents, minute books, stock books, tax returns or other records having to do with the organization of Seller; (B) rights to receive proceeds from insurance policies (i) not included in the Assumed Contracts or (ii) with respect to claims arising prior to the Closing Date; (C) rights to receive tax refunds; (D) all rights in the name “E. Claiborne Robins” and the corporate name “E. Claiborne Robins Company, Inc.”; (E) any Contracts not included in the Assumed Contracts; (F) Seller’s cash or cash equivalents reflected on the Financial Statements from the Most Recent Fiscal Year End with only such changes therein as shall have occurred in the regular and ordinary course of the Business as conducted by it consistent with its past practice since the Most Recent Fiscal Year End, including those listed on Schedule 2.1(b); (G) the security deposit under Seller’s existing real property lease; (H) all assets, Contracts and other rights related to Cephalon, Inc. and Amrix owned or leased by the Seller; or (H) the rights which accrue or will accrue to Seller or Caskey under this Agreement. Seller shall deliver to Purchaser copies of Books and Records included in the Excluded Assets at Purchaser’s request and at Purchaser’s expense.

Section 2.2 Retention of Records. Notwithstanding anything contained in this Agreement to the contrary, Seller may retain a copy of all Books and Records, Marketing Materials and other documents or materials conveyed hereunder for archival purposes, and for the purpose of fulfilling its obligations under applicable Law but for no other uses or purposes.

Section 2.3 Seller’s Lease. Purchaser shall assume and be responsible for all of Seller’s obligations under the existing real property lease for Seller’s warehouse facility located at 3967, 3969, 3971 Rear Deep Rock Road, Richmond, Virginia 23233.

Section 2.4 Liabilities Assumed and Excluded Contracts.

(a) Purchaser shall assume and be responsible for (i) all of the Liabilities of Seller with respect to the Assumed Liabilities arising after the Closing Date and (ii) Seller’s Accrued Expenses as of the Closing Date.

(b) Except as provided in (a) above, Purchaser is assuming no Liabilities of Seller, and Seller expressly agrees to retain all Liabilities with respect to the Purchased Assets and Assumed Liabilities arising prior to the Closing Date, in addition to all of Seller’s accounts payable as of the Closing Date and the Liabilities retained by Seller pursuant to Article VI of this Agreement.

Section 2.5 Closing. The purchase and sale provided for in this Agreement (the “Closing”) will take place at 10:00 a.m. on February 27, 2009, at the offices of counsel for Seller, Cantor Arkema, P.C., 1111 E. Main Street, 16th Floor, Richmond, Virginia 23219, or at such other location as the Parties may agree upon. Subject to the provisions of Article 10, failure to consummate the Contemplated Transactions on the date and time and at the place determined pursuant to this Section 2.5 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement. In such a situation, the Closing will occur as soon as practicable, subject to Article 10.

Section 2.6 Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Seller or Caskey, as applicable, shall deliver to Purchaser:

(i) a bill of sale executed by Seller for all of the Purchased Assets that are personal property in substantially the same form as Exhibit 2.6(a)(i) (the “Bill of Sale”);

(ii) a bill of sale or other assignment instrument executed by Caskey for the Caskey Contributions;

(iii) a trademark assignment for each of the Seller’s Trademarks in substantially the same form as Exhibit 2.6(a)(iii) (the “Trademark Assignment”);

(iv) one or more assignment and assumption agreements executed by Seller for each of the Assumed Contracts, including a separate such document with respect to the Seller’s lease described in Section 2.3 (the “Assignment and Assumption Agreements”);

(v) each of the Consents identified on Schedule 4.3 as a required Consent;

(vi) titles to the motor vehicles included in the Purchased Assets, duly endorsed by Seller in favor of Purchaser;

(vii) such other bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Purchaser, each in form and substance satisfactory to Purchaser and its legal counsel and executed by Seller or Caskey, as applicable, including the assignment of any Intellectual Property rights that may have arisen in any independent contractors of the Seller or Caskey by virtue of work performed by such contractors;

(viii) a certificate executed on behalf of Seller and Caskey as to the accuracy of their representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 8.1 and as to their compliance with and performance of their covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 8.2; and

(ix) the Non-Competition and Employment Agreements described in Section 8.4.

(b) Purchaser shall deliver to Seller or Caskey, as the case may be:

(i) that portion of the Purchase Price described in Section 3.1(a);

(ii) the Notes;

(iii) the Assignment and Assumption Agreement for the Assumed Liabilities and Accrued Expenses executed by Purchaser; and

(iv) a certificate executed by Purchaser as to the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 9.1 and as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 9.2.

Section 2.7 Purchase Price Allocation. The Parties agree that the Purchase Price for the Purchased Assets shall be allocated among the Purchased Assets in the manner set forth on Schedule 2.7. Each Party shall report the transaction in accordance with such allocation and shall not take a position inconsistent with such allocation except with the written consent of the other Party hereto. Purchaser and Seller shall complete IRS Form 8594 reflecting such allocation, and Purchaser and Seller will take no position with any Governmental or Regulatory Authority inconsistent therewith.

ARTICLE III

CONSIDERATION

Section 3.1 Purchase Price. The purchase price for the Purchased Assets (‘the “Purchase Price”) shall be Five Million One Hundred Thirty Eight Thousand Eighty Two and No/100 Dollars ($5,138,082.00), which amount shall be due and payable as follows:

(a) One Million and No/100 Dollars ($1,000,000.00) in cash or immediately available funds at Closing; and

(b) Four Million One Hundred Thirty Eight Thousand Eighty Two and No/100 Dollars ($4,138,082.00) pursuant to Purchaser’s promissory notes in the forms attached hereto as Exhibit 3.1(b)-1 for Two Million Forty Six Thousand Twenty Eight and No/100 Dollars ($2,046,028.00)(the “First Note”) and as Exhibit 3.1(b)-2 for Two Million Ninety Two Thousand Fifty Four and No/100 Dollars ($2,092,054.00)(the “Second Note” and together with the First Note, the “Notes”).

The parties acknowledge and agree that the Purchase Price may be adjusted pursuant to Section 3.2 below.

Section 3.2 Working Capital Adjustment.

(a) On or before the Closing Date, the Seller shall deliver to the Purchaser a statement of Working Capital (including the related notes and schedules thereto) as of the close of business on the Closing Date, which shall set forth the estimated Working Capital and shall set forth in detail the amounts underlying such calculation. The statement of estimated Working Capital shall be consistent in such respects with the model calculation set forth on Schedule 3.2(a). In the event that the Seller and the Purchaser disagree over the statement of estimated Working Capital or the amount of the estimated Working Capital, the estimated Working Capital prepared by Seller shall be deemed to be the estimated Working Capital for purposes of Closing. If the Working Capital as shown in the Final WC Statement is less than Two Million Two Hundred Fifty Thousand and 00/100 Dollars ($2,250,000.00) (the “WC Benchmark”), the parties acknowledge that the principal amount of the Notes may be adjusted in accordance with the balance of this Section 3.2 (the “Working Capital Adjustment”).

(b) As promptly as practicable, but no later than 45 calendar days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement of Working Capital (including the related notes and schedules thereto) as of the close of business on the Closing Date, which shall set forth the Purchaser’s determination of the Working Capital and shall set forth in detail the amounts underlying such calculation (the “Initial WC Statement”). The calculation of the Working Capital set forth on the Initial WC Statement will be prepared in accordance with GAAP and, for purposes of clarity, shall be consistent with the model calculation set forth on Schedule 3.2(b) which is included for illustrative purposes only. During the 15 calendar days immediately following the Seller’s receipt of the Initial WC Statement, the Seller and its representatives will be permitted during business hours in a manner which will not unreasonably interfere with the operation of the Business to review at the Purchaser’s offices the Purchaser’s working papers (including work papers of accountants and other advisors) relating to the Initial WC Statement, as well as all of the books and records relating to the operations and finances of the Business with respect to the period up to and including the Closing Date, and the Purchaser shall make reasonably available at its offices the individuals responsible for the preparation of the Initial WC Statement in order to respond to the reasonable inquiries of the Seller related thereto.

(c) The Seller shall notify the Purchaser in writing (the “Notice of Disagreement”) within 20 calendar days after receiving the Initial WC Statement if the Seller disagrees with the Purchaser’s calculation of the Working Capital, which Notice of Disagreement shall set forth in reasonable detail the basis for such dispute and the U.S. Dollar amounts involved and the Seller’s good faith estimate of the Working Capital. Any item not specifically disputed by the Seller shall be deemed accepted by the Seller and shall become part of the Final WC Statement. If the Seller does not deliver a Notice of Disagreement to the Purchaser within such 20 calendar day period, then the Initial WC Statement shall be deemed to have been accepted by the Seller, shall become final and binding upon the parties and shall be the Final WC Statement.

(d) During the 30 calendar day period immediately following the delivery of a Notice of Disagreement, the Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to any matter specified in the Notice of Disagreement. If at the end of such 30 calendar day period the Seller and Purchaser have been unable to agree upon a Final WC Statement, then the Seller and Purchaser shall submit to a mutually agreeable independent accounting firm (the “Independent Accounting Firm”) for review and resolution any and all matters that remain in dispute with respect to the Notice of Disagreement. The Seller and Purchaser shall cause the Independent Accounting Firm to use commercially reasonable efforts to make a final determination (which determination shall be binding on the parties hereto) of the Working Capital within 30 calendar days from such submission, and such final determination shall be the Final WC Statement. The cost of the Independent Accounting Firm’s review and determination shall be split between and paid by the Seller and Purchaser on a proportionate basis, based upon the relative amount by which the determination of the Working Capital of each of them differed from that determined by the Independent Accounting Firm. During the 30 calendar day review by the Independent Accounting Firm, the Seller and Purchaser will each make available to the Independent Accounting Firm such individuals and such information, books and records as may be reasonably required by the Independent Accounting Firm to make its final determination.

(e) If the Working Capital (as set forth in the Final WC Statement) is less than the WC Benchmark, then the principal amount of the Notes shall be reduced by an amount equal to such shortfall.

(f) In furtherance of the calculation of the Working Capital, on the Business Day immediately preceding the Closing Date, the parties and such parties’ representatives and agents may conduct a physical inventory of all tangible property forming a part of the Purchased Assets in a manner consistent with Seller’s past practice.

Section 3.3 Additional Earnout Consideration. In addition to the Purchase Price, Purchaser shall pay to Seller the following amounts:

(a) Net Sales Earnout. Provided Purchaser and its Affiliates have Net Sales of Active Products in excess of $10,000,000.00 during each applicable twelve (12) month period, Purchaser shall pay Seller an amount equal to seven percent (7%) of such Net Sales with respect to the Active Products on a quarterly basis for three (3) successive twelve (12) month periods following the Closing Date for a total of thirty-six (36) months, beginning with the quarter beginning on March 1, 2009 and ending on February 28, 2012 (the “Earnout Period”). No such quarterly payments shall be due and payable until Purchaser and its Affiliates have Net Sales of Active Products for the applicable 12 month period exceed $10,000,000, at which time the payments with respect to any preceding quarter(s) shall be included in the payment made with respect to the quarter in which such threshold was exceeded. In the event there is an interruption in supply from the manufacturer of any of the Active Products resulting in a back-order of more than 45 days during the first two hundred forty (240) days after the Closing Date for one or more of the specific Active Products, all sales of the specific Active Product(s) subject to such back-order shall be excluded in calculating any payment to Seller under this Section 3.3(a) for the first twelve (12) month period (although such sales shall be included in determining whether the $10,000,000 net sales threshold has been met). For the purposes of this Section, “back-order” shall mean a purchase order from a customer which has not been fulfilled within 45 days after the delivery date stated in such purchase order. In the event any regulatory action prohibits the sale or shipment of the Active Products Lodrane 24, Lodrane 24D or Lodrane 12D subject to any grace or other period during which Purchaser and its Affiliates can continue to sell or ship such Active Products, the payment obligations herein shall continue in full force during such grace or other period and the sales of such Active Products shall be included in Net Sales in calculating any payments due hereunder. The total amount payable by Purchaser to Seller and Caskey for any twelve (12) month period shall not exceed One Million Six Hundred Eighty-Three Thousand Three Hundred Thirty-Three and 33/100 Dollars ($1,683,333.33).

(b) Gross Profit Earnout. To the extent Purchaser and its Affiliates have a Gross Profit with respect to the Active Products in any of the three (3), successive twelve (12) month periods in the Earnout Period exceeds Nine Million and No/100 Dollars ($9,000,000.00), Purchaser shall make an additional payment to Seller, as follows: (i) if Purchaser and its Affiliates have a Gross Profit with respect to the Active Products in any such twelve (12) month period of greater than Nine Million and No/100 Dollars ($9,000,000.00), but less than Eleven Million and No/100 Dollars ($11,000,000.00), Purchaser shall pay Seller and Caskey the sum of Five Hundred Forty One Thousand Six Hundred Sixty Seven and No/100 Dollars ($541,667.00); or (ii) if Purchaser and its Affiliates have a Gross Profit with respect to the Active Products in any such twelve (12) month period of Eleven Million and No/100 Dollars ($11,000,000.00) or more, Purchaser shall pay to Seller and Caskey the sum of Eight Hundred Thirty Three Thousand Three Hundred Thirty Three and No/100 Dollars ($833,333.00).

(c) Aggregate Earnout Limitation. In no event shall Purchaser be required to pay Seller and Caskey an amount in excess of Four Million and No/100 Dollars ($4,000,000.00) pursuant to Sections 3.3 (a) and 3.3 (b) collectively.

(d) Reports and Payments. In connection with the contingent payments described in Section 3.3, Purchaser agrees to provide Seller with (i) quarterly reports indicating Purchaser’s and its Affiliates’ Net Sales with respect to the Active Products for such quarter together with the payment required under Section 3.3(a) with respect thereto, within forty-five (45) days of the end of the applicable quarter; and (ii) annual reports, certified by Purchaser’s Chief Financial Officer, indicating Purchaser’s and its Affiliates’ Gross Profit and Net Sales with respect to the Active Products for each twelve (12) month period, and supporting documents therefor, along with the payment required under Section 3.3(b) with respect thereto, within sixty (60) days of the end of the applicable twelve (12) month period. In addition to the foregoing, Purchaser shall provide Seller and Caskey with audited annual reports showing Purchaser’s and its Affiliates’ Net Sales and Gross Profit for each fiscal year during which any payments hereunder are due, which audited annual reports shall be delivered within ninety (90) days of the end of each such fiscal year.

(e) Inspection Right. Upon prior written notice and at mutually agreeable times, Seller and Caskey shall have the right to inspect Purchaser’s financial records and information, solely for the purpose of auditing the reports referred to in Section 3.4 with respect to the calculation of the contingent payments referred to in Section 3.3 hereof, once during each of the four (4) twelve (12) month periods following the Closing Date.

(f) Disagreement. If the Seller and Purchaser disagree on the amount of Gross Profit or Net Sales with respect to the Active Products for any period, and the variance between Purchaser’s and the other Seller’s determination of such number is in excess of Ten Thousand and No/100 Dollars ($10,000.00), then Seller and Purchaser shall engage the Independent Accounting Firm, or such other independent accountant firm as may be selected by the Parties, to determine the Gross Profit or Net Sales with respect to the Active Products, as the case may be, for each period in dispute, and such amount shall be binding on the Seller and Purchaser. Purchaser and Seller shall each bear fifty percent (50%) of the costs of engaging such third party. In the event it is determined that Purchaser owes any additional amounts to Seller or Seller owes any refund to Purchaser to in connection with any dispute, such amount shall be paid by such Party within fifteen (15) days of the date on which such dispute is resolved. Furthermore, and notwithstanding anything herein to the contrary, in the event it is determined or agreed that any underpayment by Purchaser to Seller with respect to the contingent payments provided for in Section 3.3 is 10% or more of the amount actually owed to Seller, Purchaser shall (i) be solely responsible for the costs of engaging a third-party as described above, and (ii) pay to Seller interest on the amount of any shortfall at a rate of 10% per annum.

(g) Sale of Business. If after the Closing Date but before the expiration of the Earnout Period, Purchaser and its Affiliates shall sell all or substantially all of the Business to a third-party, (i) Purchaser and its Affiliates shall cause such third-party purchaser to assume Purchaser’s remaining obligations under Section 3.3 in accordance with their terms and (ii) Purchaser shall remain liable for such obligations. In the alternative, in connection with such a sale Purchaser may pay to Seller an amount equal to $4,000,000, minus the aggregate amount already paid by the Purchaser to the Seller under Section 3.3(a) or Section 3.3(b).

(h) Sale of a Product. If after the Closing Date but before the expiration of the Earnout Period, Purchaser and its Affiliates shall sell all of the assets related to one or more Products, but not the entire Business, to a third-party purchaser, the parties agree that the sales of such Product or Products by such third-party purchaser shall continue to be included in the Net Sales of the Purchaser and its Affiliates for the purposes of calculating the Net Sales Earnout under Section 3.3(a) and the Gross Profit Earnout under Section 3.3(b), except as otherwise agreed in writing by the Seller.

Section 3.4 Allocation of Purchase Price (Seller and Caskey). Any and all amounts to be paid under Section 3.1(a) and Section 3.3 and any adjustments with respect thereto shall be allocated between Seller and Caskey as set forth on Schedule 3.4 attached hereto. In addition, the amount payable under the Notes pursuant to Section 3.1(b) shall be allocated between Caskey and Seller in accordance with such Schedule 3.4.

Section 3.5 Payment of Purchase Price. That portion of the Purchase Price described in Section 3.1(a) shall be paid by Purchaser to the Representative (as defined in Section 7.8(g)) on the Closing Date in immediately available funds and by wire transfer, pursuant to wiring instructions provided by the Representative to Purchaser not less than three (3) Business Days prior to the Closing Date. That portion of the Purchase Price described in Section 3.3 shall be paid by Purchaser to the Representative in immediately available funds and by wire transfer, pursuant to the wiring instructions provided to Purchaser. Such payments shall, together with the payments under the Notes described in Section 3.1(b), satisfy Purchaser’s obligation to Caskey, and Caskey shall look solely to the Representative for his share of such payments as set forth on Schedule 3.4.

Section 3.6 Payment of Sales, Use and Other Taxes. Seller shall be responsible for all sales, use, stamp duty, transfer, value added and other related or similar Taxes, if any, arising out of the sale by Seller and Caskey of the Purchased Assets to Purchaser pursuant to this Agreement or payable in connection with the Contemplated Transactions.

Section 3.7 Prorations. The Parties acknowledge that there will be expenses paid or payable either before or after the Closing Date which relate to a period of time which spans the Closing Date, thus partly attributable to Seller and partly attributable to Purchaser. The part attributable to Seller will be calculated as the number of calendar days in the period in question prior to and including the Closing Date, divided by the total number of calendar days in the period in question. The part attributable to Purchaser will be calculated as the number of calendar days after the Closing Date divided by the total number of calendar days in question. Any such expenses paid or payable prior to the Closing Date may be included in Prepaid Expenses. Purchaser shall process all such expenses paid after closing and shall deliver to Seller on a monthly basis an invoice for the Seller’s share, together with documentation evidencing such items, and Seller shall remit payment for such amounts within thirty (30) days from the date of such invoices. The expenses referenced above may include, but are not limited to: rent, common area maintenance charges, utilities, employee benefits (medical, dental, life insurance, health savings account, employer 401k match), employee expense reimbursement, insurance, payroll and payroll taxes, wholesale audit reports, computer maintenance, contracted services fees, Taxes and licenses, and dues and subscriptions. Notwithstanding anything set forth herein to the contrary, Seller shall be solely responsible for any expenses that relate just to the month in which the Closing Date occurs.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER AND CASKEY

Seller and Caskey represent and warrant to Purchaser, as follows:

Section 4.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite power and authority to own and transfer the Purchased Assets.

Section 4.2 Authority of Seller. Seller and Caskey have all necessary power and authority to enter into this Agreement and to carry out the Contemplated Transactions. Seller and its stockholders have taken all action required by Law, Seller’s certificate of incorporation, bylaws or otherwise to be taken by them to authorize the execution and delivery of this Agreement by Seller and the consummation of the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Seller and Caskey and, when duly authorized, executed and delivered by Purchaser, will constitute a legal, valid and binding obligation of Seller and Caskey enforceable against them in accordance with its terms except as limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

Section 4.3 Consents and Approvals. No Consents of, or registrations, declarations or filings with, any Governmental or Regulatory Authority, or by any customer, supplier or other third party, are required by or with respect to Seller or Caskey in connection with the execution and delivery of this Agreement by them or the performance of their obligations hereunder, except for such Consents required from the parties set forth on Schedule 4.3 attached hereto.

Section 4.4 Non-Contravention. The execution and delivery by Seller and Caskey of this Agreement does not, and the performance by them of their obligations under this Agreement and the consummation of the Contemplated Transactions will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation, bylaws, or other organizational documents of Seller, other than such conflicts, violations or breaches as would not have a material adverse effect on Seller or the Purchased Assets;

(b) to Seller’s and Caskey’s knowledge, conflict with or result in a violation or breach of any term or provision of any Law applicable to Seller, Caskey or the Purchased Assets, other than such conflicts, violations or breaches as would not have a material adverse effect on Seller, Caskey or the Purchased Assets; or

(c) conflict with or result in a breach or default (or an event which, with notice or lapse of time or both, would constitute a breach or default) under, or result in the termination or cancellation of, or create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which Seller is a party or by which it is bound or to which any of its assets are subject, or result in the creation or imposition of any Encumbrance upon any of the Purchased Assets.

Section 4.5 Intellectual Property Rights.

(a) Seller or Caskey own or has the right to use pursuant to license, sublicense, agreement, or permission all of the Intellectual Property, free and clear of all Encumbrances, and are legally entitled to transfer the Intellectual Property, or the right to use the Intellectual Property, to Purchaser. Each item of Intellectual Property owned or used by Seller or Caskey will be available for use by the Purchaser on identical terms and conditions immediately following the Closing Date. The Intellectual Property constitutes all of such property reasonably necessary for the operation of the Business as presently conducted.

(b) To Seller’s and Caskey’s knowledge, none of the Intellectual Property, the use of Intellectual Property or the Products, or the transfer of the foregoing to Purchaser under this Agreement do not and will not infringe, violate, misappropriate or otherwise interfere or conflict with the rights of any Person, and neither Seller nor Caskey has received notice from any Person of any claims of superior rights, infringement, misappropriation, or adverse claims with respect thereto.

(c) There are no Actions or Proceeding pending or, to the best knowledge of Seller or Caskey, after due investigation, threatened, which challenges the legality, validity, enforceability, or use of Seller’s or Caskey’s sole ownership of the Intellectual Property and right to transfer same to Purchaser. To the best knowledge of Seller and Caskey, after due investigation, there is no basis for a Person to make any demand, bring any Action or Proceeding or to claim that the past, present or continued use of any of the Intellectual Property or Products infringes, violates, misappropriates or otherwise interferes with the rights of any Person. No inventions that comprise part of the Intellectual Property are subject to a pending patent application or a patent registration, either by Seller, Caskey, or any other third party.

(d) Seller has timely made all filings, payments of fees and recordations with the applicable governmental department to ensure full protection under applicable laws and to protect and maintain its interest in the Intellectual Property, and all such registrations and applications remain in full force and effect and have not been abandoned or withdrawn. Seller has delivered to Purchaser a correct and complete copy of all registrations, renewals and other filings related to the Intellectual Property.

(e) Seller has taken all necessary action to maintain and protect its sole ownership rights in the Intellectual Property. Without limiting the generality of the foregoing, Seller has used all commercially reasonable efforts to protect the secrecy of all confidential information and trade secrets. Seller has not licensed or otherwise transferred to any Person any right to review, use or disclose any confidential information or trade secret, except pursuant to a nondisclosure agreement, and, to the best knowledge of Seller, after due investigation, no Person has breached any such agreement. All confidential information and trade secrets have been reduced to writing in sufficient detail and content to identify, explain and enable Purchaser to use and fully exploit such confidential information and trade secrets without reliance on the special knowledge or memory of others, and all such writings have been provided to Purchaser.

(f) Seller and Caskey have made no previous assignment, transfer or agreement constituting a present or future interest in or assignment or transfer of any of the Intellectual Property. Seller and Caskey have granted no release, covenant not to sue, or non-assertion assurance to any Person with respect to any part of the Intellectual Property. There are no agreements that restrict or limit the use by Seller, Caskey, or Purchaser, of the Intellectual Property. No intellectual property other than the Intellectual Property (whether owned by Seller or another Person) was necessary for Seller to fully exploit the Intellectual Property prior to the Closing Date.

(g) Schedule 4.5(g) contains a list of material Intellectual Property described in clause (i), (ii), (vi) or (vii) of Section 1.1(ff).

Section 4.6 Litigation. Except as set forth on Schedule 4.6, there are no Actions or Proceedings pending, threatened or reasonably anticipated against Seller, Caskey or their Affiliates that relate to (a) the Purchased Assets or the Business; (b) this Agreement; or (c) the Contemplated Transactions. Neither Seller nor Caskey is subject to any Order that could reasonably be expected to materially impair or delay the ability of them to perform their obligations hereunder.

Section 4.7 Compliance with Law. To Seller’s and Caskey’s knowledge, Seller and Caskey have not committed, through an act, failure to act or otherwise, any violation of any applicable Laws with respect to the Products or the Business except as would not have a material adverse effect on Seller, Caskey or the Purchased Assets, and neither Seller nor Caskey has received any written notice alleging any violation of such Laws.

Section 4.8 Purchased Assets.

(a) Except as set forth on Schedule 4.8, Seller or Caskey have good and marketable title to the Purchased Assets free and clear of any Encumbrances and has the legal right and ability to transfer such assets to Purchaser.

(b) The tangible personal property included in the Purchased Assets is, except for ordinary wear and tear, in good condition and repair and usable in the ordinary course of the Business.

Section 4.9 Brokers. Seller has retained Dominion Partners, L.C. as its broker for the Contemplated Transactions. Purchaser has no, and will have no, obligation to pay any brokers, finders, investment bankers, financial advisors or similar fees in connection with this Agreement or the Contemplated Transactions by reason of any action taken by or on behalf of Seller or Caskey.

Section 4.10 No Non-Competition Agreements or Preferential Obligations. The Purchased Assets are not subject to any non-competition agreements with, or other agreements granting preferential rights to purchase or license the Purchased Assets to, any third Persons.

Section 4.11 Products Not Subject of FDA Review. Except as set forth in Schedule 4.11, there is no correspondence between Seller and the FDA regarding the Products.

Section 4.12 Inventory. Schedule 4.12 lists and identifies the Inventory portion of the Purchased Assets. All of such Inventory is merchantable and fit for the purpose for which it was procured or manufactured. The amount of Inventory on hand and sold to wholesale purchasers within the three (3) months prior to the Closing are consistent with historical practices of Seller. The Inventory does not include any Inactive Products.

Section 4.13 Financial Statements. Attached hereto as Schedule 4.13 are the following financial statements (collectively the “Financial Statements”): unaudited balance sheets and statements of income and cash flow as of and for the fiscal years ended December 31, 2006, 2007 and 2008 (the “Most Recent Fiscal Year End”) of Seller with respect to the Products. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly in all material respects the financial condition of Seller as of such dates and the results of operations of Seller for such periods, are correct and complete in all material respects, and are consistent with the books and records of Seller (which books and records are correct and complete in all material respects).

Section 4.14 Contracts. Schedule 4.14 sets forth each Contract related to or affecting the Purchased Assets. With respect to each such Contract: (A) the Contract is legal, valid, binding, enforceable, and in full force and effect; (B) the Contract will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Contemplated Transactions; (C) no party is in breach or default, and, to Seller’s Knowledge, no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the Contract; and (D) no party has repudiated any provision of the Contract. Seller has delivered to Purchaser a correct and complete copy of each Contract listed in Schedule 4.14 and a written summary setting forth the terms and conditions of each oral agreement referred to in Schedule 4.14.

Section 4.15 Taxes.

(a) Except as set forth on Schedule 4.15(a), (i) all Tax returns with respect to the Seller or relating to the Business or the Purchased Assets required to be filed on or prior to the Closing Date have (or by the Closing Date will have) been filed, (ii) all such Tax returns are true and correct, (iii) all Taxes (whether or not reflected on such Tax returns) with respect to the Seller, relating to the Business or the Purchased Assets or chargeable as an Encumbrance upon the Purchased Assets, claimed to be due by any Governmental or Regulatory Authority, or that may become due have been paid or have been properly reserved for in the books and records of the Seller and will be paid when due, and (iv) the Seller has duly and timely withheld all Taxes required to be withheld by the Seller and such withheld Taxes have been either duly and timely paid to the proper Governmental or Regulatory Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Governmental or Regulatory Authority. True, correct and complete copies of all income and sales Tax returns and forms filed by or with respect to the Seller, the Business or the Purchased Assets for the past three (3) years have been furnished to the Purchaser. Schedule 4.15(a) lists all taxing jurisdictions in which the Seller has filed Tax returns.

(b) Except as set forth on Schedule 4.15(b), (i) no agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes with respect to the Seller, the Business or the Purchased Assets, and no power of attorney with respect to any such Taxes, has been filed or entered into with any Governmental or Regulatory Authority and (ii) the time for filing any Return with respect to the Seller, the Business or the Purchased Assets has not been extended to a date later than the date of this Agreement. Schedule 4.15(b) sets forth in detail all taxable periods of the Seller, the Business or the Purchased Assets (i) which have been audited by the relevant Governmental or Regulatory Authority or (ii) with respect to which the time period for assessing or collecting Taxes with respect to such taxable period have closed and are not subject to review by any relevant Governmental or Regulatory Authority.

(c) Except as set forth on Schedule 4.15(c), no Taxes with respect to the Seller, the Business or the Purchased Assets are currently under audit by any Governmental or Regulatory Authority. Except as set forth on Schedule 4.15(c), no Governmental or Regulatory Authority is now asserting or threatening to assert against the Seller, the Business or the Purchased Assets any deficiency or claim for Taxes or any adjustment to Taxes.

(d) The Seller (i) is not a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement, or (ii) is not or has not been a member of any group filing any Return or paying any Taxes on a consolidated, combined or unitary basis.

(e) Purchaser will not be required to deduct or withhold any amounts paid to Seller pursuant to Section 1445(a) of the Code upon any of the Contemplated Transactions.

Section 4.16 Undisclosed Liabilities. Neither Seller nor Caskey has any Liability that would adversely affect the Purchased Assets or the Business, except for (i) Liabilities set forth on the face of the Financial Statements for the Most Recent Fiscal Year End (rather than in any notes thereto) and (ii) Liabilities which have arisen in the ordinary course of the Business after the Most Recent Fiscal Year End (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law). No manufacturers’ rebates, allowances, administration fees or similar arrangements (other than Medicaid rebates) are currently owed by Seller or will be owed by Seller with respect to any sales of Inventory made prior to the Closing Date.

Section 4.17 Product Liability. Seller has no Liability (and there is no basis for any present or future Action or Proceeding against Seller giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, storage, distribution or marketing of any of the Products.

Section 4.18 Product Warranty. All of the Products have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and Seller has no Liability (and there is no basis for any present or future Action or Proceeding against Seller giving rise to any Liability) for replacement thereof or other damages in connection therewith. None of the Products is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease. Schedule 4.18 includes copies of the standard terms and conditions of sale or lease for Seller (containing applicable guaranty, warranty, and indemnity provisions).

Section 4.19 Absence of Certain Liabilities. Except for current year ad valorem taxes not yet due and payable, neither Seller nor Caskey has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, due or to become due, including Liabilities for federal, state, local or foreign taxes that, following consummation of the Contemplated Transactions, would be binding upon Purchaser or the Purchased Assets.

Section 4.20 Accounts Receivable. The Seller’s accounts receivable are properly reflected on Seller’s books and records, are valid receivables not subject to any counterclaims or setoffs, arose from bona fide transactions in the ordinary course of the Business and will be collected in accordance with their terms at their recorded amounts (net of any term discounts), subject only to the reserve for bad debts set forth on the face of the Financial Statements for the Most Recent Fiscal Year End (rather than any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of Seller.

Section 4.21 Permits. Seller holds all the franchises, licenses, permits, Consents and other authorizations (collectively, the “Permits”) which are necessary for the operation of the Business, including all Permits issued by the FDA or any Governmental or Regulatory Authority. Schedule 4.21 sets forth a complete list of all Permits held by Seller. Seller is not in default, nor has Seller received any notice of any claim of default, with respect to any of the Permits, or any notice of any other claim or proceeding, or threatened proceeding, relating to any of the Permits. All of the Permits are in full force and effect. Except as set forth on Schedule 4.21, the Contemplated Transactions will not result in the cancellation or termination of any of the Permits, and no Consent from, or notice to, any Governmental or Regulatory Authority is required to transfer any of the Permits to Purchaser. Purchaser acknowledge that (i) not all of the Products are marketed pursuant an approved NDA or ANDA and that some of the Products may be considered to have DESI (Drug Efficacy Study Implementation) regulatory status, and (ii) Seller is not making any representations regarding the regulatory status or future marketability of any Products considered to have DESI regulatory status.

Section 4.22 Employees. Schedule 4.22 contains a list of all of Seller’s employees (the “Employees”) and their compensation as of the date hereof, including accrued vacation time. No Employee is a member of or represented by any labor union or other collective bargaining representative in connection with his or her employment. During the five (5) years preceding the date of this Agreement, the Seller has not received any petition for, or written notice of any action being taken with respect to, any collective bargaining representation, solicitation or organization of any Employee or, except as set forth on Schedule 4.22, any unfair labor practice, discrimination, sexual or other harassment or occupational and health safety standards charge, grievance, arbitration, claim, proceeding or jurisdictional dispute before any Governmental or Regulatory Authority (including the National Labor Relations Board or an equal employment opportunity council) or otherwise in connection with such Employee’s employment by Seller; nor are there any other labor disputes, strikes, work stoppages or slowdowns, organizing efforts or other similar labor activities pending or, to the knowledge of Seller, threatened, with respect to Seller or any Employee in connection with his or her employment by Seller. Seller has complied with all material requirements of applicable Law relating to its Employees and has paid all wages, salary and bonuses due to Employees through the end of the most recent pay period on or before the date of this Agreement and will have paid all such wages, salary and bonuses through the Closing Date, and Seller has not received any notice regarding a current claim against it for (i) overtime pay, wages, salary or bonus, excluding current payroll periods or (ii) vacation time, excluding time earned in current payroll periods.

Section 4.23 Real Property.

(a) Seller owns no real property for use in connection with the Business.

(b) Set forth on Schedule 4.23 is a list of all real property leased (the “Leased Real Property”) by Seller, for use in connection with the Business.

(c) All leases relating to Leased Real Property are valid and in full force and effect, and there does not exist any default by Seller under any such leases. Seller has a good and valid leasehold interest to the Leased Real Property, free and clear of all Encumbrances, and enjoys peaceful and undisturbed possession of such premises under such leases. Seller has delivered to Purchaser a true, correct and complete copy of each lease for real property to which Seller is a party.

(d) The Leased Real Property constitutes all of the interests in real property used or held for use in connection with or necessary for the conduct of the Business. All improvements, buildings and systems on Leased Real Property are in good repair, working order and operating condition, and are suitable for the purposes for which they are being used.

(e) Seller has all easements, rights-of-way, permits and similar authorizations for the use of the Leased Real Property occupied by Seller in the conduct of the Business as heretofore conducted (the “Easements”). Seller and any other party thereto is not in default of any provision of any Easement or any covenant, restriction or other agreement encumbering any Leased Real Property, and no event that, with the giving of notice, the passage of time or both would become a default, has occurred under any Easement or any covenant, restriction or other agreement encumbering such property. The buildings and improvements on the Leased Real Property are located within the boundary lines of the described parcels of land and do not encroach on any Easement which may burden the land. The Leased Real Property does not serve any adjoining property for any purpose inconsistent with Seller’s use of the Leased Real Property.

(f) There are no condemnation or rezoning hearings or proceedings pending before any Governmental or Regulatory Authority, or to the knowledge of Seller contemplated by any Governmental or Regulatory Authority, with respect to all or any portion of the Leased Real Property.

Section 4.24 Environmental Matters. Except as set forth on Schedule 4.24,

(a) Seller and all predecessors of Seller have complied with and are currently in compliance with all Environmental Laws (including all permits and authorizations required under Environmental Laws) pertaining to any of the properties and assets of Seller, including the Purchased Assets and any Leased Real Property, or to the use or ownership thereof, or to any property presently or previously used in connection with the Business, except as would not have a material adverse effect on Seller or the Purchased Assets. No violation of any Environmental Law is being alleged or threatened or has at anytime been alleged or threatened relating to any of the properties and assets of Seller, the Purchased Assets, the Leased Real Property, and to the use or ownership thereof, or to any property presently or previously used in connection with the Business.

(b) Seller has disclosed and made available to the Purchaser all information, including all studies, analysis and test results, in their possession, custody or control or otherwise knows to any of the Seller relating to (i) the environmental conditions on, under or about any Leased Real Property, the Purchased Assets, and (ii) any Hazardous Materials used, handled, treated, generated, stored or Released by any of the Seller or any other Person (including third parties) on, under, about or from any of the Purchased Assets, the Leased Real Property or otherwise, in connection with the Business.

(c) Neither Seller, the Purchased Assets, nor any Leased Real Property is subject to any outstanding order from, or contractual or other obligation with, any third party in respect of which Seller or Purchaser may be required to incur costs arising from the Release or threatened Release of Hazardous Materials. Seller has not entered into any contractual or indemnification obligation with any third party pursuant to which it assumed responsibility for, either directly or indirectly, the remediation of any condition arising from or relating to the Release or threatened Release of Hazardous Materials.

Section 4.25 Insurance. Seller has delivered to Purchaser complete and correct copies of all insurance policies maintained (at present or any time during the past three (3) years) by or on behalf of Seller or relating to the Business or the Purchased Assets, together with all riders and amendments thereto and a description of all insurance claims made by the Seller during the three (3) years preceding the date of this Agreement. Set forth on Schedule 4.25 is a list of all the insurance policies in effect as of the date hereof. Such policies are in full force and effect, and all premiums due therein have been paid. Seller has complied in all respects with the terms and provisions of such policies applicable to it. No notice of termination or premium increase has been received under any of the policies. Seller is not in breach or default, and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under such policy.

Section 4.26 Employee Benefit Plans. For purposes of this Section 4.26, the term “Seller” includes any ERISA Affiliate.

(a) Schedule 4.26 contains an accurate and complete list of all Employee Benefit Plans. Accurate and complete copies of all the following documents with respect to each Employee Benefit Plan, to the extent applicable, have been delivered to Purchaser: (i) all documents constituting the Employee Benefit Plan, including trust agreements, insurance policies, service agreements, and formal and informal amendments thereto; (ii) the three most recently filed Forms 5500 or 5500C/R and any financial statements attached thereto; (iii) all Internal Revenue Service (“IRS”) determination letters for the Employee Benefit Plan; (iv) the most recent summary plan description and any amendments or modifications thereof; (v) all reports submitted within the preceding three years by third-party administrators, actuaries, investment managers, consultants, or other independent contractors; (vi) all notices that were issued within the preceding three years by the IRS, Department of Labor, or any other Governmental or Regulatory Authority with respect to the Employee Benefit Plan; (vii) written descriptions of all non-written Contracts relating to each Employee Benefit Plan; (viii) all memoranda, minutes, resolutions and similar documents describing the manner in which the Employee Benefit Plan is or has been administered or describing corrections to the administration of an Employee Benefit Plan; and (ix) all employee manuals or handbooks containing personnel or employee relations policies.

(b) Seller does not have any Liability to any benefit plan or arrangement other than the Employee Benefit Plans listed on Schedule 4.26 nor has Seller proposed any employee benefit plans or arrangements which it plans to establish or maintain or to which it plans to contribute or proposed any changes to any Employee Benefit Plans now in effect. No statement, either written or oral, has been made by Seller to any Person with regard to any Employee Benefit Plan that was not in accordance with the Employee Benefit Plan and that could have an adverse economic consequence to Seller.

(c) Seller has properly submitted all of the Employee Benefit Plans intended to be qualified under Section 401(a) of the Code, to the IRS for its approval within the time prescribed therefor under applicable federal regulations. Each of the Employee Benefit Plans intended to be qualified under section 401(a) of the Code has been determined by the IRS to be qualified under section 401(a) of the Code and exempt from tax under section 501(a) of the Code, and each such determination remains in effect and has not been revoked. Other than the Employee Benefit Plans marked as “Qualified Plans” on Schedule 4.26, no Seller has ever maintained or contributed to any other Employee Benefit Plan that is intended to be qualified under section 401(a) of the Code. Nothing has occurred with respect to the design or operation of any Employee Benefit Plan that could cause the loss of such qualification or exemption or the imposition of any liability, lien, penalty, or tax under ERISA or the Code, and the Employee Benefit Plans have been timely amended to comply with current Law.

(d) With respect to the Employee Benefit Plans, Seller will have made, on or before the Closing Date, all payments required to be made by them on or before the Closing Date and will have accrued (in accordance with GAAP) as of the Closing Date all payments due but not yet payable as of the Closing Date, so there will not have been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies. All monies withheld from employee paychecks with respect to Employee Benefit Plans have been transferred to the appropriate Employee Benefit Plan in a timely manner as required by applicable Law.

(e) All of the Employee Benefit Plans conform (and have at all times conformed) to the requirements of ERISA, the Code and any other applicable Laws. Each Employee Benefit Plan has been maintained in accordance with its documents and with all applicable provisions of the Code, ERISA and any other applicable Laws, including federal and state securities Laws. All reporting, disclosure and notice requirements of ERISA, the Code and other applicable Laws have been fully and completely satisfied with respect to each Employee Benefit Plan.

(f) With respect to each Employee Benefit Plan, there has occurred no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA that could, if successful, result in any Liability, direct or indirect, for any Seller or any stockholder, member, officer, director, manager or employee of Seller.

(g) Seller does not sponsor, maintain or contribute to, nor has Seller ever sponsored, maintained or contributed to, or had any Liability with respect to, any employee benefit plan subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. None of the Employee Benefit Plans is a multiemployer plan (as defined in Section 3(37) of ERISA). Seller does not contribute to, nor has Seller ever contributed to or had any other Liability with respect to, a multiemployer plan. No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 413 of the Code. Seller does not have any plan administration responsibilities, Liabilities or fiduciary responsibilities or duties with respect to any benefit plan which is maintained by an employer that is not an ERISA Affiliate.

(h) Neither the execution and delivery of this Agreement or any of the other Transaction Documents nor the consummation of the Contemplated Transactions will (i) result in any payment (including any severance, unemployment compensation or golden parachute payment) becoming due from Seller under any of the Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of Seller’s Benefit Plans, (iii) result in the acceleration of the time of payment or vesting of any such benefits to any extent, or (iv) result in any payments or benefits under any Employee Benefit Plan or other agreement of Seller to be considered “excess parachute payments” under Section 280G of the Code. No payments or benefits under any Employee Benefit Plan or other agreement of Seller are, or are expected to be, subject to the disallowance of a deduction under Section 162(m) of the Code.

(i) Seller has not incurred any Liability for any excise, income or other taxes or penalties with respect to any Employee Benefit Plan, and no event has occurred and no circumstance exists or has existed that could give rise to any Liability. There are no pending Actions or Proceedings that have been asserted or instituted against any of the Employee Benefit Plans, the assets of any of the trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan (other than routine benefit claims), and there are no facts which could form the basis for any such Action or Proceeding. There are no investigations, audits or examinations (nor has notice been received of a potential audit or examination) of any of the Employee Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or threatened by the IRS, Department of Labor or any other Government or Regulatory Authority, and there are no facts which could form the basis for any such investigation, audit or examination, and no matters are pending with respect to any Employee Benefit Plan under any IRS correction program.

(j) With respect to any Employee Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA): (i) each such plan for which contributions are claimed as deductions under any provision of the Code is in compliance with all applicable requirements pertaining to such deduction; (ii) with respect to any welfare benefit fund (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a Tax under Section 4976(a) of the Code; and (iii) any Employee Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act, the applicable provisions of the Social Security Act, the Health Insurance Portability and Accountability Act of 1996, and other applicable Laws, and no Employee Benefit Plan provides health or other benefits after an employee’s or former employee’s retirement or other termination of employment except as required by Section 4980B of the Code.

(k) Seller does not maintain, and does not have any obligation to contribute to or has any Liability with respect to, any benefit plan or arrangement outside the U.S., nor has Seller ever had any Liability or liability with respect to any such benefit plan or arrangement.

Section 4.27 Section 409A of the Code. The Seller has not, since October 3, 2004, (i) granted to any person an interest in a nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code) which interest has been or upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the tax imposed by Sections 409A(a)(1)(B) or (b)(4) of the Code, or (ii) modified the terms of any nonqualified deferred compensation plan (or failed to timely amend the terms of any nonqualified deferred compensation plan) in a manner that could cause an interest previously granted under such plan to become subject to the tax imposed by Sections 409A(a)(1)(B) or (b)(4) of the Code.

Section 4.28 Survival of Representations and Warranties. The representations, warranties and agreements of Seller and Caskey set forth in this Agreement are made as of the date of this Agreement and shall be true, correct, complete and accurate on and as of the Closing Date and at all times between the date of this Agreement and the Closing Date. The representations and warranties of Seller and Caskey set forth in this Agreement shall survive the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller and Caskey as follows:

Section 5.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of its formation and has all requisite power and authority to own its assets and carry on its business as currently conducted by it.

Section 5.2 Authority of Purchaser. Purchaser has all necessary power and authority to enter into this Agreement and to carry out the Contemplated Transactions. Purchaser has taken all action required by Law, its organizational documents, or otherwise to be taken by it to authorize the execution and delivery of this Agreement by Purchaser and the consummation of the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Purchaser and, when duly authorized, executed and delivered by Seller and Caskey, will constitute a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms except as limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally.

Section 5.3 Consents and Approvals. No Consents or authorizations of, or registrations, declarations or filings with, any Governmental or Regulatory Authority are required by Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the performance of its obligations hereunder, except that Purchaser may need to obtain additional Permits in order to operate the Business in certain states.

Section 5.4 Non-Contravention. The execution and delivery by Purchaser of this Agreement does not, and the performance by it of its obligations under this Agreement and the Notes, and the consummation of the Contemplated Transactions will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Certificate of Incorporation or other organizational documents of Purchaser;

(b) conflict with or result in a violation or breach of any term or provision of any Law applicable to Purchaser; or

(c) conflict with or result in a breach or default (or an event which, with notice or lapse of time or both, would constitute a breach or default) under, result in the termination or cancellation of, accelerate the performance required by, or result in the creation or imposition of any Encumbrance upon any asset of the Purchaser under, any Contract to which Purchaser is a party or by which Purchaser or any of its assets is bound, and no such Contract shall expressly restrict Purchaser from making the payments under the Notes when due.

Section 5.5 Litigation. There are no Actions or Proceedings pending or, to the knowledge of Purchaser threatened or reasonably anticipated against Purchaser which if adversely determined would delay the ability of Purchaser to perform its obligations hereunder.

Section 5.6 Brokers. Purchaser has not retained any broker in connection with the Contemplated Transactions. Seller has no, and will have no, obligation to pay any brokers, finders, investment bankers, financial advisors or similar fees in connection with this Agreement or the Contemplated Transactions by reason of any action taken by or on behalf of Purchaser.

ARTICLE VI

OTHER AGREEMENTS OF THE PARTIES

Section 6.1 Returns and Medicaid Rebates.

(a) The Parties hereby agree as follows with respect to returns: (i) until the first anniversary date of Closing hereunder, Seller shall be responsible for any and all costs of returns made in connection with Products which were sold by Seller prior to the Closing Date, and (ii) Purchaser shall be responsible for any and all returns made (X) after the first anniversary date of Closing hereunder regardless of when the Product was sold, or (Y) in connection with Products which will be sold by the Purchaser after the Closing Date. Returns described in Section 6.1(a) shall be calculated as set forth in Schedule 6.1 attached hereto.

(b) The Parties agree that Seller shall be responsible for any and all Medicaid rebate claims attributable to periods prior to the Closing Date, and Purchaser shall be responsible for all Medicaid rebate claims after the Closing Date. Medicaid rebate claims as described in this Section 6.1(b) shall be calculated and addressed as set forth in Schedule 6.1 attached hereto.

(c) After the Closing Date, Purchaser shall be responsible for processing all returns and Medicaid rebate claims for Products sold by Seller prior to the Closing Date. To the extent that Purchaser issues credits following the Closing Date relating to returns or Medicaid rebate claims for Products which were sold by Seller prior to the Closing Date and are made up to the first anniversary date of Closing hereunder, Purchaser will deliver to Seller on a monthly basis an invoice for the same, together with documentation evidencing such returns or Medicaid rebate claims, and the credits issued by Purchaser in connection with the same, and Seller shall remit payment for such amounts within thirty (30) days from the date of such invoices. Seller agrees to reimburse Purchaser for any such credits based on the purchase price charged by Seller for the Products.

ARTICLE VII

COVENANTS OF THE PARTIES

Section 7.1 Conduct of the Business. Pending the Closing, in order to maintain the current status quo, and except as contemplated by this Agreement or otherwise expressly consented to or approved in writing by Purchaser, Seller covenants and agrees with Purchaser as follows.

(a) Seller shall not: (i) effect any material change to the Business; (ii) enter into, terminate, modify or waive any agreement, understanding, commitment, relationship or transaction with respect to the Business except in the ordinary course of the Business consistent with past practices; (iii) amend, terminate, modify or waive any terms of the Assumed Contracts; (iv) sell, lease, grant a license with respect to or otherwise encumber or dispose of any of the Purchased Assets except in the ordinary course of the Business consistent with past practices; (v) grant, create or suffer an Encumbrance upon any of the Purchased Assets; (vi) make or enter into any employment agreement with any Employee, (vii) increase the cash compensation payable to any Employee other than in the ordinary course of business; (viii) make any changes in the accounting policies applied in the preparation of the Financial Statements; (ix) incur any obligation or liability, contingent or otherwise, except in the ordinary course of the operation of the Business; or (x) defer the payment of any liability or expense, or satisfy any other obligation in respect of the Business or the Purchased Assets, other than in the ordinary course of the operation of the Business.

(b) Seller shall operate the Business diligently, in good faith and in the ordinary course of the Business, consistent with past practices. Seller and Caskey shall use their reasonable efforts to preserve the Business, its goodwill and business relationships, including its current relationships with the Employees.

Section 7.2 Cooperation.

(a) Each Party shall reasonably cooperate with the others in preparing and filing all notices, applications, submissions, reports and other instruments and documents that are necessary, proper or advisable under applicable Laws to consummate and make effective the Contemplated Transactions, including Seller’s reasonable cooperation in the efforts of Purchaser to obtain any Consents and approvals of any Governmental or Regulatory Authority required for Purchaser to be able to conduct the Business and sell the Products.

(b) Each Party shall reasonably cooperate with the others to continue all manufacturer, vendor, repackager and Governmental and Regulatory Authority relationships and any other relationships necessary for the conduct of the Business and the sale of the Products by the Purchaser.

(c) Seller and Caskey will cooperate with Purchaser to apply for, obtain, maintain, and enforce all Intellectual Property, including the execution and legalization of documents.

Section 7.3 Bulk Sales. The Parties waive compliance with all bulk sales Laws applicable to the Contemplated Transactions.

Section 7.4 Regulatory Covenants. From and after the Closing Date, but consistent with Section 7.2 hereof, Purchaser, at its cost, shall be solely responsible and liable for directing and controlling all regulatory issues for the Purchased Assets. Seller agrees that it will use its reasonable efforts to assist Purchaser in obtaining any required Permits and Medicaid state rebate agreements not currently held by Purchaser. Until such Permits and agreements are obtained, Seller shall sub-contract with Purchaser or otherwise act in connection with such Permits and agreements in such respects as Purchaser may from time to time reasonably request in order to enable Purchaser to conduct the Business until it obtains such Permits and agreements. Seller shall maintain any of its Permits and Medicaid state agreements that are subject to this provision until at least the earlier of (a) the date Purchaser obtains such Permit or agreement or (b) the date ninety (90) days after the Closing Date.

Section 7.5 Post-Closing Audit. Seller acknowledges that following the Closing Purchaser intends to obtain an audit of the financial statements of the Business, at Purchaser’s expense, for the year ended December 31, 2008 and such other periods as the Purchaser may reasonably require. Following the Closing, Seller will grant Purchaser and its selected accountant reasonable access to the files, books, records and offices of Seller, including any and all information relating to Seller’s taxes, Contracts and real, personal and intangible property and financial condition, as are reasonably necessary to permit Purchaser to obtain such audit. Further, Seller will request its accountants to cooperate reasonably with Purchaser and its accountant in making available all financial information reasonably requested, including the right to examine all working papers pertaining to all financial statements prepared by Seller’s accountants. Seller will also make available to Purchaser and its agents, all management and other appropriate personnel during normal business hours, on reasonable prior notice.

Section 7.6 Further Assurances. On and after the Closing Date, Seller and Caskey shall from time to time, at the request of Purchaser, execute and deliver, or cause to be executed and delivered, such other instruments of conveyance and transfer and take such other actions as Purchaser may reasonably request, in order to more effectively consummate the Contemplated Transactions and to vest in Purchaser good and marketable title to the Purchased Assets, including assistance in the collection or reduction to possession of any of the Purchased Assets, and executing any document necessary to record, maintain or perfect Purchaser’s right and title in the Intellectual Property.

Section 7.7 Corporate Name. Promptly after the Closing, Seller agrees to cease all commercial use of the name “ECR Pharmaceuticals”, or any derivative thereof (though Seller shall be entitled to the use of such name in connection with the winding-down of its affairs related to the Business or the liquidation of the Business). In cooperation with Purchaser and upon Purchaser’s reasonable request after the Closing, Seller shall make such filings with appropriate Governmental or Regulatory Authority in each jurisdiction in which it operates indicating that it has ceased using such name.

Section 7.8 Indemnification.

(a) By Seller. Seller shall indemnify, reimburse, and hold harmless Purchaser, its Affiliates, and their respective officers, managers, directors, employees, agents, successors and assigns from and against any and all costs, losses, Liabilities, damages, pending, threatened or concluded lawsuits, deficiencies, claims and expenses (including reasonable fees and disbursements of attorneys) (collectively, the “Damages”) to the extent such Damages are incurred in connection with or arise out of (i) any breach of any covenant or agreement of Seller or Caskey herein (including, but not limited to, Section 6.1); (ii) the breach of any representation or warranty made by Seller or Caskey in this Agreement in each case without giving effect to any limitation in such representation or warranty based upon knowledge of the Seller or Caskey (except as so qualified in Sections 4.5(b)(ii), 4.5(d), 4.5(e), 4.14, 4.22 and 4.23(f)), the absence of a material adverse effect or any other materiality qualification; and (iii) Liabilities related to the Products or Purchased Assets arising out of the operation of the Business prior to the Closing Date (excluding the Assumed Liabilities).

(b) By Purchaser. Purchaser shall indemnify, reimburse, and hold harmless Caskey, Seller, its Affiliates and their respective officers, directors, employees, agents, successors and assigns from and against any and all Damages to the extent such Damages are incurred in connection with or arise out of (i) any breach of any covenant or agreement of Purchaser herein; (ii) the breach of any representation or warranty made by Purchaser in this Agreement; and (iii) any Assumed Liabilities; and (iv) the ownership or use of the Products and the other Purchased Assets following the Closing Date.

(c) Damages Net of Insurance. The failure of any Purchaser indemnified party to seek available insurance coverage or insurance proceeds for any Damages otherwise reimbursable by Section 7.8 shall not adversely affect such Purchaser indemnified party’s rights to indemnification in respect thereof under Section 7.8. If, however, the Purchaser indemnified party receives insurance proceeds in respect of any such Damages, the amount of such insurance proceeds less any associated costs, including reasonable attorney fees, incurred in obtaining such proceeds, shall be excluded in determining the amount of Damages subject to an indemnification claim.

(d) Limitations. No Party will have Liability (for indemnification or otherwise) with respect to claims of breach of any representation, warranty or covenant, contained in this Agreement unless (i) on or before the date that is eighteen (18) months following the Closing Date (with respect to breaches of representations or warranties set forth in Article IV with respect to Seller and Caskey or breaches of representations or warranties set forth in Article V with respect to Purchaser) or (ii) on or before the expiration of the applicable statute of limitations (with respect to breaches of any other agreement or covenant contained in this Agreement), the otherwise liable Party is notified by the other Party of a claim specifying the factual basis of that claim in reasonable detail to the extent then known. In addition, and notwithstanding anything set forth herein to the contrary, no Party shall be entitled to make a claim for indemnification or any other claim with respect to, or in connection with, a breach of a representation or warranty under Article IV or V unless and until all of such Party’s claims for indemnifications or other claims with respect thereto total $50,000 in the aggregate (the “Threshold Amount”), following which such Party shall be entitled to recover all indemnified amounts in excess of the Threshold Amount. In addition, in no event shall a Party’s liability for indemnification claims or other claims with respect to, or in connection with, a breach of a representation or warranty under Article IV or V exceed $2,000,000 in the aggregate for claims asserted within twelve months after the Closing. Such amount shall be reduced to $1,000,000 for claims asserted thereafter and shall be further reduced by the amount of claims asserted within twelve months after the Closing.

(e) Procedure for Indemnification – Third Party Claims. Promptly after receipt by an indemnified party under Section 7.8(a) or 7.8(b) of notice of commencement of any proceeding against it by a third party (not a Party or Affiliate of a Party) to this Agreement, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim. If the indemnified party fails to notify the indemnifying party within thirty (30) days of receipt of notice of the third party claim, then the indemnity with respect to the subject matter of such claim shall continue, but shall be limited to the damages that would have nonetheless resulted absent the indemnified party’s failure to notify the indemnifying party in the time required above after taking into account such actions as could have been taken by the indemnifying party had it received timely notice from the indemnified party. If such notice is timely given, the indemnifying party will be entitled to participate in such proceeding and, to the extent that it wishes, may assume the defense of such proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such proceeding with counsel satisfactory to the indemnified party, the indemnifying party will not be liable to the indemnified party under this Article VII for any fees of other counsel or any other expenses with respect to the defense of such proceeding incurred after such notice. If the indemnifying party assumes the defense of the proceeding, (1) it will be conclusively established that for purposes of this Agreement that the claims made in that proceeding are within the scope of and subject to indemnification; and (2) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s Consent unless (A) there is no finding or admission of any violation of legal requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party. If notice is given to an indemnifying party of the commencement of any proceeding and the indemnifying party does not, within thirty (30) days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such proceeding, the indemnifying party will be bound by any determination made in such proceeding or any compromise or settlement effected by the indemnified party, provided, however, that the indemnifying party is otherwise obligated to indemnify the indemnified party pursuant to this Section 7.8.

(f) Procedure for Indemnification – Other Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the Party from whom indemnification is sought.

(g) Representative. Caskey hereby initially appoints, as of the date of this Agreement, Seller (together with its permitted successors, the “Representative”), as his true and lawful agent and attorney-in-fact to: (i) resolve any claims by Purchaser with respect to the indemnification obligation in Section 7.8(a); (ii) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; (iii) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Purchaser indemnified party against Seller or Caskey or by Seller or Caskey against Purchaser or any dispute between any Purchaser indemnified party and Seller or Caskey, in each case relating to this Agreement or the transactions contemplated hereby or thereby; (iv) amend this Agreement or any other agreement referred to herein or contemplated hereby; and (v) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of Caskey under any circumstance. Any and all claims and disputes between or among any Purchaser indemnified party, the Representative or Caskey relating to this Agreement or the transactions contemplated hereby shall in the case of any claim or dispute asserted by or against or involving Caskey (other than any claim against or dispute with the Representative), be asserted or otherwise addressed solely by the Representative on behalf of Caskey (and not by Caskey acting on its own behalf).

Section 7.9 Purchaser’s Right of Offset. To the extent Purchaser makes a timely claim for indemnification pursuant to Section 7.8(a) which is uncontested by the Representative or is ultimately determined in favor of Purchaser, Purchaser shall be entitled to offset the amount due to it with respect to such claim from any payments owed under the Notes or Section 3.3 of this Agreement. In the event of a claim for indemnification under Section 7.8(a) that is contested by the Representative, Purchaser shall not have the right to offset the amount claimed unless and until such time as (i) the Purchaser and the Representative reach an agreement on such claim, or (ii) such claim is ultimately determined in favor of Purchaser. Pending such agreement or resolution with respect to such claim, the Purchaser shall be entitled to deduct the amount of such claim from any payments owed under the Notes or Section 3.3 of this Agreement and deposit such amount in escrow with an escrow agent mutually acceptable to Purchaser and Representative. If Purchaser and Representative do not agree on an escrow agent within five Business Days of such deduction, Purchaser shall be entitled to deposit such escrow amount with a bank, trust company or savings and loan association which is organized under the laws of the United States or any state thereof having capital, surplus and undivided profits aggregating in excess of $100 million. Purchaser, Representative and any such escrow agent shall enter into an escrow agreement substantially in the form of Exhibit 7.9. In the event the payments to Seller under the Notes and Section 3.3 are insufficient to cover any such claim, Seller and Caskey shall deliver the balance of the amount due in immediately available funds by wire transfer to an account designated by Purchaser.

Section 7.10 Governmental Filings. Each Party will prepare and file whatever filings, requests or applications that are required to be filed with any Governmental or Regulatory Authority in connection with the consummation of the Contemplated Transactions. Each Party will provide the other a reasonable opportunity to review and comment upon any such filings, requests or applications prior to filing.

Section 7.11 Employees. Purchaser covenants to provide employment as of the Closing Date to all Employees, excluding E. Claiborne Robins, Jr., with compensation and benefits that are substantially similar to those in effect immediately prior to the Closing Date. Purchaser currently contemplates employing such Employees for an indefinite period and covenants not to terminate any such Employee so employed for a period of at least ninety (90) days after the Closing Date (other than pursuant to termination for cause). Purchaser shall pay or assume any accrued vacation time owed to Employees who as of the Closing Date accept employment with Purchaser, and Seller shall retain responsibility for any severance or other benefits owed to any Employees on the Closing Date. Seller shall comply with any WARN Act, COBRA or other obligations with respect to any Employees who elect not to be employed by the Purchaser. With respect to Employees who are employed by Purchaser, Purchaser shall comply with any WARN Act, COBRA or other obligations of Purchaser to such Employees following the Closing Date.

Section 7.12 Purchaser’s Post-Closing Covenant.

(a) Following the Closing Date, and until such time as all principal and interest due and payable under the Notes have been paid in full, Purchaser shall not enter into any new Contract that includes a provision expressly restricting Purchaser from making the payments required under one or both of the Notes when due.

(b) For the thirty-six (36) month period commencing with the Closing Date, Purchaser shall pursue the Business in good faith, marketing the Active Products in a manner that is commercially reasonable in the context of the Purchaser’s business, as it may vary during such period.

ARTICLE VIII

CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATION TO CLOSE

Purchaser’s obligation to consummate the Contemplated Transactions is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

Section 8.1 Accuracy of Representations. All of the representations and warranties of Seller and Caskey in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made.

Section 8.2 Seller’s Performance. All of the covenants and obligations that Seller and Caskey are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been duly performed and complied with in all material respects.

Section 8.3 Consents. Each of the Consents identified on Schedule 4.3 as a required Consent shall have been obtained and shall be in full force and effect.

Section 8.4 Non-Competition, Non-Solicitation and Employment Agreements. Purchaser shall have received an executed Non-Competition and Non-Solicitation Agreement from each of Seller and E. Claiborne Robins, Jr. in the form of Exhibit 8.4-1, and an executed Employment Agreement from Caskey in the form of Exhibit 8.4-2 (collectively, the “Non-Competition and Employment Agreements”).

Section 8.5 Minimum Inventory Levels. Except as shown on Schedule 8.5 attached hereto, the Inventory of each Active Product shall equal or exceed a two-month supply based upon Seller’s average monthly sales of such Active Products for the last three calendar years.

Section 8.6 Termination of Certain Contracts. Purchaser shall have received evidence of the termination of the Contracts set forth on Schedule 8.6 and the satisfaction of all severance, bonus, incentive and other obligations arising in connection therewith.

Section 8.7 Additional Documents. Seller and Caskey shall have caused the documents and instruments required by Section 2.6(a) and the following documents to be delivered (or tendered subject only to Closing) to Purchaser:

(a)	Releases of all Encumbrances on the Purchased Assets, if any;

(b)	Such other documents as Purchaser may reasonably request for the purpose of:

(i)	evidencing the accuracy of any of the representations and warranties of Seller and Caskey;

(ii)	evidencing the performance by Seller or Caskey, or the compliance by Seller or Caskey with, any covenant or obligation required to be performed or complied with by Seller or Caskey;

(iii)	evidencing the satisfaction of any condition referred to in this Article 8; or

(iv)	otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

Section 8.9 Product Liability Insurance. Prior to the Closing, the Seller shall purchase, by one lump sum premium payment, a renewal of the Seller’s existing “product liability” insurance policy, with coverage levels at least as great as those in effect immediately prior to the Closing and providing coverage for at least three years following the Closing.

Section 8.10 No Actions or Proceedings. Since the date of this Agreement, there shall not have been commenced or threatened against Seller, any Affiliate of Seller or Caskey, any Action or Proceeding (a) involving any challenge to, or seeking Damages or other relief in connection with, any of the Contemplated Transactions, (b) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Contemplated Transactions or (c) that may have a material adverse effect on Seller, Caskey or the Purchased Assets.

Section 8.11 No Conflict. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause Purchaser or any Affiliate of Purchaser to suffer any adverse consequence under (a) any applicable Law or Order or (b) any Law or Order that has been published, introduced or otherwise proposed by or before any Governmental or Regulatory Authority.

Section 8.12 Governmental Authorizations. Purchaser shall have received such authorizations from any Governmental or Regulatory Authority as are necessary or desirable to allow Purchaser to continue in the Business and sell the Products from and after the Closing.

Section 8.13 No Material Adverse Change. There shall not have occurred any material adverse change in the Business or the Purchased Assets.

ARTICLE IX

CONDITIONS PRECEDENT TO SELLER’S AND CASKEY’S

OBLIGATION TO CLOSE

Seller’s and Caskey’s obligation to consummate the Contemplated Transactions is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller and Caskey in whole or in part):

Section 9.1 Accuracy of Representations. All of Purchaser’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

Section 9.2 Purchaser’s Performance. All of the covenants and obligations that Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been performed and complied with in all material respects.

Section 9.3 Consents. Each of the Consents identified in Schedule 4.3 as a required Consent shall have been obtained and shall be in full force and effect.

Section 9.4 Additional Documents. Purchaser shall have caused the documents and instruments required by Section 2.6(b) to be delivered and such other documents as Seller may reasonably request for the purpose of:

(a) evidencing the accuracy of any representation or warranty of Purchaser,

(b) evidencing the performance by Purchaser of, or the compliance by Purchaser with, any covenant or obligation required to be performed or complied with by Purchaser;

(c) evidencing the satisfaction of any condition referred to in this Article 9.

Section 9.5 No Injunction. There shall not be in effect any Law or any injunction or other Order that (a) prohibits the consummation of the Contemplated Transactions and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

ARTICLE X

TERMINATION

Section 10.1 Termination Events. By notice given prior to or at the Closing, subject to Section 10.2, this Agreement may be terminated as follows:

(a) by Purchaser if a material breach of any provision of this Agreement has been committed by Seller and such breach has not been cured within thirty (30) days of notice of such Breach or has not been waived by Purchaser;

(b) by Seller if a material breach of any provision of this Agreement has been committed by Purchaser and such breach has not been cured within thirty (30) days of notice of such breach or has not has not been waived by Seller;

(c) by Purchaser if any condition in Article 8 has not been satisfied as of February 27, 2009 or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement), and Purchaser has not waived such condition on or before such date;

(d) by Seller if any condition in Article 9 has not been satisfied as of February 27, 2009 or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement), and Seller has not waived such condition on or before such date; or

(e) by mutual Consent of Purchaser and Seller.

Section 10.2 Effect of Termination. Each Party’s right of termination under Section 10.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 10.1, all obligations of the Parties under this Agreement will terminate, except that the obligations of the Parties in this Section 10.2 and Sections 11.1 and 11.12 will survive, provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the nonterminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the Party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Confidentiality Agreement. Purchaser, Seller and Caskey will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Purchaser and Seller to maintain in confidence, any written, oral, or other information obtained in confidence from one another in connection with this Agreement or the Contemplated Transactions, unless (a) such information is already known to such Party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such Party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any Consent or approval required for the consummation of the Contemplated Transactions, or (c) the furnishing or use of such information is required by legal proceedings. If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

Section 11.2 Public Announcement. No public announcement of the execution of this Agreement or the consummation of the Contemplated Transactions may be made by Caskey, Seller or its Affiliates without the express written consent of Purchaser.

Section 11.3 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission with answer back confirmation or mailed (postage prepaid by certified or registered mail, return receipt requested) or by nationally recognized overnight courier that maintains records of delivery to the Parties at the following addresses or facsimile numbers:

If to Seller to:

E. Claiborne Robins Company, Inc

d/b/a ECR Pharmaceuticals

9878 Mayland Drive

Richmond, VA 23233

Attention: E. Claiborne Robins, Jr.

Telephone: (804) 935-7220

Facsimile: (804) 935-7226

With Copy to:

Grant S. Grayson, Esquire

Cantor Arkema, P.C.

Bank of America Center

1111 East Main Street

P. O. Box 561

Richmond, VA 23218

Telephone: (804) 343-4381

Facsimile: (804) 225-8706

Email: ggrayson@cantorarkema.com

If to Caskey:

Davis S. Caskey

408 Welwyn Road

Richmond, VA 23229

Telephone: (804) 740-3277

With a Copy to:

Meredith N. Parker, Esquire

600 13th Street, NW

Washington, D.C. 20005-3096

Telephone: (202) 756-8131

Facsimile: (202) 756-8087

If to Purchaser to:

Hi-Tech Pharmacal Co., Inc.

369 Bayview Avenue

Amityville, NY 11701

Attention: David Seltzer

Telephone: (631) 789-8228 ex 4116

Facsimile: (631) 789-8824

With a copy to:

Jeffrey E. Jordan, Esq.

Arent Fox LLP

1050 Connecticut Ave., NW

Washington, DC 20036

Telephone: (202) 857-6473

Facsimile: (202) 857-6395

Email: jordan.jeffrey@arentfox.com

And a copy to:

Martin Goldwyn

Tashlik, Kreutzer, Goldwyn & Crandell P.C.

40 Cuttermill Road

Great Neck, NY 11021

Telephone: 516 466 8005

Facsimile: 516 829 6509

Email: mgoldwyn@tkgclaw.com

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section, be deemed given upon receipt, (b) if delivered by facsimile to the facsimile number as provided in this Section, be deemed given upon receipt by the sender of the answer back confirmation and (c) if delivered by mail in the manner described above or by overnight courier to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party hereto in accordance with the terms of this Section.

Section 11.4 Entire Agreement. This Agreement (and all Exhibits and Schedules attached hereto and all other documents delivered in connection herewith) and the Confidentiality Agreement supersede all prior discussions and agreements, both written and oral, among the Parties with respect to the subject matter hereof and contain the sole and entire agreement among the Parties with respect to the subject matter hereof.

Section 11.5 Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

Section 11.6 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by each Party.

Section 11.7 Third Party Beneficiaries. Except as otherwise expressly set forth herein, the terms and provisions of this Agreement (and all Exhibits and Schedules attached hereto and all other documents delivered in connection herewith) are intended solely for the benefit of each Party and their respective successors or permitted assigns and it is not the intention of the Parties to confer third-party beneficiary rights or remedies hereunder or thereunder upon any other Person.

Section 11.8 Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written Consent of the other Party; provided, however, that any Party may assign its rights and obligations under this Agreement, without the prior written Consent of the other Parties, to an Affiliate provided that such Affiliate agrees in writing to be bound by this Agreement. Any such consent shall not be unreasonably withheld or delayed. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve a Party of its responsibility for the performance of any obligation.

Section 11.9 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 11.10 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future Laws effective while this Agreement remains in effect, the legality, validity and enforceability of the remaining provisions will not be affected thereby.

Section 11.11 Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and performed in such state, without giving effect to the conflicts of Laws principles. Any Action or Proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the Parties in any United States District Court located in New York or Virginia, and each of the Parties consents to the jurisdiction of such Courts (and of the appropriate appellate courts) in any such Action or Proceeding and waives any objection to venue.

Section 11.12 Expenses. Except as otherwise provided in this Agreement, each Party shall pay its own expenses and costs incidental to the preparation of this Agreement and to the consummation of the Contemplated Transactions. In that regard, the Parties hereby agree that Purchaser shall be solely responsible for the cost of the post-Closing audit contemplated by Section 7.5. In the event of any Action or Proceeding by a Party to enforce its rights hereunder, the prevailing Party in such Action or Proceeding shall be entitled to recover its reasonable attorneys’ feed and costs from the other Party, which shall be in addition to any other amounts to which such Party is entitled in connection with such Action or Proceeding.

Section 11.13 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto all as of the date first above written.

SELLER

E. CLAIBORNE ROBINS COMPANY, INC.

By:	/s/ E. Claiborne Robins
E. Claiborne Robins, Jr., President

CASKEY

/s/ Davis S. Caskey
Davis S. Caskey

PURCHASER

HI-TECH PHARMACAL CO., INC.

By:	/s/ David Seltzer
David Seltzer
President and CEO